JET GOLD CORP.

FINANCIAL STATEMENTS

May 31, 2006

(Prepared by management without audit)

Jet Gold Corp.

1102 – 475 Howe Street
Vancouver, B.C.
V6C 2B3

July 26, 2006

To the Shareholders of
Jet Gold Corp.

The attached unaudited financial statements have been prepared by management without review by the auditors of
Jet Gold Corp.

Yours truly,

"Robert L. Card" (signed)

_____
Robert L. Card
President

JET GOLD CORP.

BALANCE SHEETS

(Prepared by management without audit)

	May 31, 2006	August 31, 2005
ASSETS		
CURRENT ASSETS		
Cash	$ 534,163	$ 5,644
Short-term investments	217,000	233,000
Amounts receivable	12,631	7,069
Prepaid expenses	41,745	40,585
		286,298
MINERAL PROPERTIES (Note 3)	619,558	472,163
OIL AND GAS INTEREST (Note 4)	31,452	29,234
EQUIPMENT (Note 5)	2,744	3,648
	$ 1,459,293	$ 791,343
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	12,000	18,878
SHARE CAPITAL (Note 6)	4,860,658	3,947,319
CONTRIBUTED SURPLUS	277,101	236,171
DEFICIT	(3,690,466)	(3,411,025)
		772,465
	1,459,293	$ 791,343

APPROVED BY THE DIRECTORS

"Robert L. Card" (signed)
Director – Robert L. Card

"Leonard J. Harris" (signed)
Director – Leonard J. Harris

JET GOLD CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Prepared by management without audit)

	9 – Month Ended May 31, 2006	9 – Month Ended May 31, 2005	3 – Month Ended May 31, 2006	3 – Month Ended May 31, 2005
EXPENSES	$	$	$	$
Legal, audit and accounting	32,373	11,796	23,363	1,251
Administrative and consulting fees	50,000	50,380	16,500	19,955
Transfer agent	10,486	6,580	1,880	1,410
Regulatory fees	18,509	11,875	11,727	925
Investor relations	78,772	48,860	43,772	7,000
Amortization	904	765	452	255
Office and miscellaneous	8,525	8,411	3,033	2,541
Printing and shareholder communications	6,504	4,306	5,738	3
Stock based compensation	68,619	93,321	25,727	15,471
Rent	5,309	6,240	1,563	2,293
Travel	4,535	6,406	3,189	2,278
Operating expenses	284,536	248,940	136,944	53,382
LOSS BEFORE THE FOLLOWING	(284,536)	(248,940)	(136,944)	(53,382)
OTHER (INCOME) EXPENSES				
Mineral property written off	-	(36,537)	-	-
Interest income	5,095	3,422	243	151
INCOME (LOSS) FOR THE PERIOD	(279,441)	(282,055)	(136,701)	(53,231)
DEFICIT, BEGINNING OF PERIOD	(3,411,025)	(3,093,870)	(3,553,764)	(3,322,694)
DEFICIT, END OF PERIOD	$ (3,690,466)	$ (3,375,925)	$ (3,690,465)	$ (3,375,925)
EARNINGS (LOSS) PER SHARE	$ (0.02)	$ (0.02)	$ (0.01)	$ (0.01)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	16,938,151	13,940,074	18,369,570	15,138,755

JET GOLD CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Prepared by management without audit)

	9 – Month Ended	9 – Month Ended	3 – Month Ended	3 – Month Ended
	May 31 2006	May 31 2005	May 31 2006	May 31 2005
CASH PROVIDED BY (USED FOR)	$	$	$	$
OPERATING ACTIVITIES				
Net income (loss) for the period	(279,441)	(282,055)	(136,701)	(53,231)
Less items not involving cash				
Amortization	904	765	452	255
Stock based compensation	68,619	93,321	25,727	15,471
Mineral property written off	-	36,537	-	-
	(209,918)	(151,432)	(110,522)	(37,505)
Net change in non-cash working capital items				
Amounts receivable and advances	(5,562)	3,332	(4,147)	4,528
Prepaid expenses	(1,160)	(84,543)	(6,187)	(42,962)
Accounts payable and accrued liabilities	(6,878)	(79,254)	-	1,495
	(223,518)	(311,897)	(120,856)	(74,444)
FINANCING ACTIVITIES				
Shares issued for cash, net of issue costs	756,150	405,000	611,900	-
Shares issued for property	-	12,600	-	-
	756,150	417,600	611,900	-
INVESTING ACTIVITIES				
Cash, exploration fund	-	48,996	-	-
Oil and gas property	(2,218)		(1,495)	-
Short term investments	16,000	(52,288)	35,00	25,000
Fixed assets	-	(371)	-	(371)
Mineral property expenditures	(17,895)	(79,330)	(6,939)	-
	(4,113)	(82,993)	26,566	24,629
INCREASE (DECREASE) IN CASH	528,519	22,710	517,610	(49,815)
CASH, BEGINNING OF PERIOD	5,644	22,560	16,553	95,085
CASH, END OF PERIOD	$ 534,163	$ 45,270	$ 534,163	$ 45,270

1. **NATURE OF OPERATIONS**

The Company is engaged in the exploration and development of mineral properties. To date, the Company has not earned significant revenues and is considered to be in the exploration stage.

The recoverability of the amounts shown for mineral properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of the properties and upon future profitable production or proceeds from the disposition thereof.

These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The Company's ability to continue as a going concern is dependent on continued financial support from its shareholders, the ability of the Company to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company's liabilities as they become payable. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

2. **SIGNIFICANT ACCOUNTING POLICIES**

    (a)   **Basis of presentation**

The accompanying unaudited interim financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada with respect to the preparation of interim financial statements. Accordingly, they do not include all of the information and disclosures required by Canadian GAAP in the preparation of annual financial statements. The accounting policies used in the preparation of the accompanying unaudited interim financial statements are the same as those described in the annual financial statements and the notes thereto for the year ended August 31, 2005. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. The interim financial statements should be read in conjunction with the Company's financial statements including the notes thereto for the year ended August 31, 2005.

    (b)   **Use of estimates**

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates

3. **MINERAL PROPERTIES**

Expenditures incurred on the Company's mineral properties during the period ended May 31, 2006 are as follows:

	Set Ga Done	Winni	Atlin	Naskeena	Total
Balance August 31, 2004	378,217	-	-		378,218
Acquisition costs	-	17,600	-		17,600
Exploration costs					
Geological	42,446	3,150	20,694		66,290
Field	9,565	14,671	-		24,236
Travel and accommodation	3,779	-	-		3,779
Assay	10,125	-	-		10,125
Mapping	-	1,116	-		1,116
Renewal	7,336	-	-		7,336
Total additions during year	73,251	36,537	20,694		130,482
Property written off	-	(36,537)	-		(36,537)
Balance, August 31, 2005	$ 451,468	$ -	$ 20,694	$ -	$ 472,163
Acquisition costs	-	-	7,500	122,000	129,500
Exploration costs	-	-	-	-	-
Geological	-	-	-	-	-
Field	-	-	10,967	-	10,967
Travel and accommodation	-	-	-	-	-
Assay	-	-	-	-	-
Mapping	-	-	3,928	3,000	6,928
Renewal	-	-	-	-	-
Total additions during period	-	-	22,395	125,000	147,395
Property written off	-	-	-	-	-
Balance, November 30, 2005	$ 451,468	$ -	$ 43,089	125,000	$ 619,558

(a) Set Ga Done Property, Union of Myanmar

On March 31, 2003, the Company entered into a memorandum of understanding ("MOU") with Leeward Capital Corp. ("Leeward") to participate in the acquisition, exploration and development of an exploration block consisting of 700 square   ilometers located in Shan State, Union of Myanmar. Pursuant to the MOU, the Company will expend an initial US $200,000 (done) in acquisition and exploration costs and will advance US $50,000 (done) as a refundable performance bank guarantee to the government of Myanmar. Subsequent expenditures will be shared equally with Leeward.

Leeward has entered into an agreement with the government of Myanmar to earn a 75% interest in the property, subject to certain back-in provisions reserved by the government of Myanmar. The 75% interest may be earned by expending approximately US $1,750,000 in exploration on the property over a three-year period and an additional US $1,000,000 on a feasibility study. These expenditures will be shared equally between the Company and Leeward. Once the interest has been earned, the Company and Leeward will each have a 37.5% interest in the property; with the government of Myanmar holding a 25% carried interest.

On July 18, 2006 the Company and its joint venture partner, Leeward Capital Corp., have signed an agreement to option the Set Ga Done gold property to Quad Energy SA. The Company and Leeward currently hold a 75-per-cent interest in the property, with the government of Myanmar holding the remainder.

Under the terms of the agreement, Quad can earn up to 51 per cent of the joint venture interest in the property by spending $700,000 (U.S.) on exploration and development prior to Jan. 7, 2008. The Company and Leeward will each have an 18.4% interest in the property; with the government of Myanmar holding a 25% carried interest

(b)   Winni Property, British Columbia

The Company entered into an option agreement to acquire the six claim Winni Mineral Claims located in the Lightening Peak area of the Vernon Mining Division, British Columbia. The terms of the option require a payment of $5,000 (paid), the issuance of 200,000 (50,000 issued) common shares in stages over four years, and a work commitment of $500,000 over four years. The first year requires a $50,000 exploration program. A finders fee of 20,000 shares (issued) is payable on the transaction.

The Company terminated its option on the property and acquisition and accordingly, exploration expenditures in the aggregate of $36,537 have been written off as at August 31, 2005.

(c)   Atlin Property, British Columbia

The Company exercised its option to acquire a 100% interest in 18 mineral claims located in the Atlin Mining Division in British Columbia in consideration of a cash payment of $5,000 (paid), the issuance of 200,000 common shares in stages comprised of 50,000 upon signing and approval of the TSX Venture Exchange (issued), 50,000 shares after $50,000 in work, 50,000 shares after an additional $75,000 in work, and 50,000 after an additional $100,000 in work. The Company must also incur exploration expenditures of a minimum of $225,000 over a three-year period, as follows: $50,000 by August 20, 2006, a further $75,000 by August 20, 2007 and a further $100,000 by August 20, 2008.The Company will also issue an additional 100,000 shares if the property is put into commercial production and be subject to a 2% net smelter return royalty on gold production.

(d)   Naskeena, British Columbia

The Company signed a option agreement to acquire a 100% interest in three coal licenses, called the Naskeena property, located in the Skeena Mining Division in Northern British Columbia for the following terms and conditions;

i.   A cash payment upon conversion of the license application to formal Coal Licenses and $55,000 upon approval of the TSX Venture Exchange (Approval received).

ii.   A work commitment of $600,000 as follows: $100,000 by March 31, 2007, $200,000 by March 31, 2008 and $300,000 by March 31, 2009.

iii.   The issuance of 2,000,000 common shares as follows: 400,000 upon TSX Venture exchange approval, (issued) 400,000 on the first anniversary date, 500,000 on completion by the optionee of a feasibility report recommending that the property be brought into production and 700,000 upon placing the property into commercial production.

iv   A 2% royalty will be paid on gross sales to the optionor and the Company has the option to purchase ½ of the royalty for $500,000 at any time.

4.   OIL AND GAS INTEREST

Stewart Prospect, Texas

The Company has acquired a 2.5% working interest (1.875% net revenue interest) in a drilling test well on an oil and gas prospect located in Goliad County, Texas. The Company advanced $31,452 for its share of the estimated project costs.

5.   EQUIPMENT

	Cost	Accumulated Amortization	Net Book Value
Office furniture and equipment	$ 11,650	$ 8,906	$ 2,744

6. **SHARE CAPITAL**

Authorized
  100,000,000 common shares without par value

Issued
  20,123,755 common shares

	Shares	Amount
Balance, August 31, 2004	12,368,755	3,500,355
Issued for cash		
Exercise of options	200,000	30,000
Private placement	2,500,000	375,000
Issued for property	70,000	12,600
Fair value of options exercised	-	29,364
Balance, August 31, 2005	15,138,755	$ 3,947,319
Issued for cash		
Exercise of options	240,000	29,000
Private placement	1,500,000	150,000
Private placement	2,250,000	562,500
Warrants	545,000	65,400
Issued for property	450,000	129,500
Finders fees paid in cash	-	(50,750)
Fair value of options exercised	-	27,689
Balance, May 31, 2006	20,123,755	$ 4,860,658

On October 31, 2005, the Company closed a private placement of 1,500,000 units at a price of $0.10 for proceeds of $150,000. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at a price of $0.12 for a period of one year and $0.15 for a period of two years from date of closing of the private placement. A finder's fee in the amount of $5,750 was paid.

On April 13, 2006 the Company closed a private placement of 2,250,000 units at a price of $0.25 for proceeds of $562,500. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at a price of $0.35 for a period of two years from date of closing of the private placement. The Company also paid a finders fee as follows; a cash payment of $45,000 and 225,000 options exercisable at 25 cents for two years from closing into units, comprising one share and one warrant exercisable into 35cents for two years from closing.

Warrants

As at May 31, 2006, the Company has warrants outstanding for the purchase of a total of 5,705,000 common shares as follows:

Exercise Price	Expiry Date	Outstanding August 31, 2005	Issued	Exercised	Expired	Outstanding Nov. 30, 2005
$0.25	November 25, 2005	567,500	-	-	567,500	-
$0.25	November 25, 2005	1,156,250	-	-	1,156,250	-
$0.25	December 20, 2006*	1,650,000	-	-	-	1,650,000
$0.25	December 20, 2006*	850,000	-	-	-	850,000
$0.12/$0.15	Oct,28,2006/2007	-	1,500,000	545,000	-	955,000
$0.35	April 13, 2008		2,250,000			2,250,000
		4,223,750	3,750,000	545,000	1,723,750	5,705,000

* The Company received TSX Venture Exchange approval to extend the expiry date of 2,500,000 warrants that were to expire on December 20, 2005 and February 4, 2005. The new expiry date is December 20, 2006 and the exercise price will remain at $0.25 per warrant.

Stock options

During 2004, the Company received acceptance from the TSX Venture Exchange for a stock option plan, which authorizes the board of directors to grant options for the purchase of common shares of the Company. The Company has implemented a rolling stock option plan whereby a maximum of 10% of the issued shares will be reserved for issuance under the plan. As at May 31, 2006, there are 1,435,000 stock options outstanding as follows:

Exercise Price	Expiry Date	Outstanding August 31, 2005	Granted	Exercised	Expired/ Cancelled	Outstanding May 31 2006	Exercisable May 31, 2006
$0.15	October 27, 2008	400,000	-	100,000	-	300,000	300,000
$0.20	March 12, 2009	100,000	-	-	-	100,000	100,000
$0.20	March 26, 2009	50,000	-	-	-	50,000	50,000
$0.20	September 29, 2009	225,000	-	-	-	225,000	225,000
$0.20	December 31, 2009	75,000	-	-	-	75,000	75,000
$0.10	September 1, 2010		650,000	140,000	-	510,000	510,000
$0.13	March 6, 2011	-	100,000	-	-	100,000	100,000
$0.13	March 9, 2011	-	75,000	-	-	75,000	75,000
		850,000	825,000	240,000	-	1,435,000	1,435,000

Option compensation

Pursuant to the CICA standard of accounting for stock-based compensation , the fair value of stock options granted, and which vested, to directors, employees and consultants, in the amount of $68,619 has been recorded as an expense in the period ended May 31, 2006.

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes option pricing model with the following assumptions:

	2006	2004
Weighted average		
Risk-free interest rate	2.97%	2.97%
Expected dividend yield	-	-
Expected stock price volatility	116%	116%
Expected option life in years	3	3

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

Contributed surplus

Contributed surplus increased in connection with the recognition of compensation cost relating to stock options. Contributed surplus is decreased when those stock options are exercised:

	2005	August 31,2005
Contributed surplus, beginning of year	$ 236,171	$ 160,473
Stock option expense for year	68,619	105,062
Stock options exercised during the year	(27,689)	(29,364)
Contributed surplus, end of year	$ 277,101	$ 236,171

Escrow shares

A total of 1,000,000 common shares were subject to a escrow agreement signed in previous years. These shares are subject to a time release over a three-year period from January 23, 2004 as follows:

(i)   100,000 shares – January 23, 2004 (released);
(ii)   150,000 shares – July 23, 2004 (released);
(iii)   150,000 shares – January 23, 2005 (released);
(iv)   150,000 shares – July 23, 2005 (released);
(v)   150,000 shares – January 23, 2006; (released)
(vi)   150,000 shares – July 23, 2006;(released)
(vii)   150,000 shares – January 23, 2007.

At May 31, 2006, the Company had released a total of 700,000 shares from escrow, leaving a balance of 300,000 shares still in escrow at period end.

7. RELATED PARTY TRANSACTIONS

(a)   The Company paid $36,000 (2005 - $36,000) to a company controlled by the president of the Company pursuant to a consulting agreement dated May 15, 2003 for the provision of office and administration services and also paid $5,309 (2005 - $6,240) for office rent to a company controlled by the president. The Company paid $11,500 (2005 - $9,000) to a company controlled by an officer of the Company for administrative services.

(b)   During the period ended February 28, 2006, directors and officers of the Company acquired an aggregate of 350,000 units of the private placement referred to in note 6 for proceeds of $35,000.

8. SEGMENTED DISCLOSURE

The Company has one operating segment, being the exploration and development of mineral properties. All of the Company's assets are located in Canada with the exception of $451,468 of costs incurred in connection with the Set Ga Done project located in the Union of Myanmar (Note 3) and $31,452 of cost incurred in connection with the oil and gas interest in Texas USA (Note 4).

9. SUBSEQUENT EVENTS

On July 18, 2006 the Company and its joint venture partner, Leeward Capital Corp., have signed an agreement to option the Set Ga Done gold property to Quad Energy SA. The Company and Leeward currently hold a 75-per-cent interest in the property, with the government of Myanmar holding the remainder.

Under the terms of the agreement, Quad can earn up to 51 per cent of the joint venture interest in the property by spending $700,000 (U.S.) on exploration and development prior to Jan. 7, 2008.

On July 24, 2006 150,000 shares were released from escrow leaving a balance of150, 000 shares held in escrow pursuant to the Escrow Agreement dated January 24, 2004.

JET GOLD CORP
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED MAY 31, 2006

REPORT DATE
JULY 26, 2006

This Management Discussion and Analysis (the "MDA") provides relevant information on the operations and financial condition of Jet Gold Corp. (the "Company") for the period ended May 31, 2006. This MD&A has been prepared as of July 26, 2006.

The Company's activities are primarily directed towards exploration and development of mineral properties. The realization of amounts shown for mineral claims and deferred costs are dependent upon the discovery of economical recoverable reserves and future profitable production, or proceeds from the deposition of these properties. The carrying values of mineral claims and deferred development do not necessarily reflect their present or future values.

The MD&A should be read in conjunction with the Company's audited financial statements and notes thereto for the year ended August 31,2005 herein that are prepared in accordance with Canadian generally accepted principles, all of which can be found on SEDAR at www.sedar.com.

All monetary amounts in this MD&A and in the financial statements are expressed in Canadian dollars, unless otherwise stated. All of the financial information referenced below has been prepared in accordance with generally accepted accounting principals applied on a consistent basis.

The Company is a reporting issuer in each of the Provinces of British Columbia and Alberta. Its head and principal office is located at 1102 – 475 Howe Street Vancouver, British Columbia, V6C 2B3. It's registered and records office is located at 1710 – 1177 Hastings Street, Vancouver, British Columbia, V6E 2L3.

OVERALL PERFORMANCE

In order to better understand Jet's financial results, it is important to gain an appreciation for the significant events, transactions and activities on mineral properties which have occurred to the date of this MD&A.

Set Ga Done Project, Shan State, Union of Myanmar

The Company has entered into a Memorandum of Understanding ("MOU") with Leeward Capital ("Leeward") to participate in the acquisition, exploration and development of an exploration block consisting of 700 square km, located in Shan State, Union of Myanmar. Pursuant to the MOU, the Company has expended an initial US$200,000 in acquisition and exploration costs and advanced US$50,000 as a refundable performance bank guarantee to the Government of Myanmar to earn its interest in the property with Leeward. Subsequent expenditures will be shared equally with Leeward.

Leeward has entered into an agreement with the Government of Myanmar to earn a 75% interest in the property, subject to certain back-in provisions reserved by the Government of Myanmar. The Government of Myanmar will hold a 25% carried working interest. The joint interest may be earned by expending approximately US$1,750,000 in exploration on the property over a three-year period and an additional US$1,000,000 on a feasibility study. The carried interest of the Government of Myanmar is 25% and the earned interest of Leeward is 37.5% and the Company is 37.5%.

Leeward received final approval on the concession agreement by the Government of Myanmar on December 10, 2003.

On July 18, 2006 the Company and its joint venture partner, Leeward Capital Corp., have signed an agreement to option the Set Ga Done gold property to Quad Energy SA. The Company and Leeward currently hold a 75-per-cent interest in the property, with the government of Myanmar holding the remainder.

Under the terms of the agreement, Quad can earn up to 51 per cent of the joint venture interest in the property by spending $700,000 (U.S.) on exploration and development prior to Jan. 7, 2008.

Quad Energy SA is a private venture capital company with interests in oil and gas and mining in Southeast Asia and maintains offices in Bangkok, Thailand, Ho Chi Minh City, Vietnam, and Calgary Alberta. Quad has an oil shale project in Myanmar and is expanding its interests to include gold mining projects in the country.

Most of the funds are anticipated to be spent on Diamond drilling. The Company's interest would be reduced to 18.4% in the event all funds are spent. The joint venture partnership would then be composed of the Company, Leeward and Quad.

The Company has been in the prospecting phase of the agreement and was to conclude in December 2004. Due to the delays the Company experienced and as a result missing the prospecting season in Myanmar the government of Myanmar has agreed verbally to extend the prospecting stage to January 2006.The Company expects signed documents early in 2006. In the second year of the agreement the Company did not meet the minimum expenditures requirements as a result of the above mentioned delays. The prospecting phase of the agreement is concluding in January 2006 and the exploration phase will commence. The expenditures required will be as per the agreement. The Company has received a verbal agreement and formal documents will also be signed in January 2006.

As the Company is entering its exploration phase of the agreement it was required, as per terms of the agreement, to relinquish 50% of its area. The government of Myanmar has accepted the relinquishing report as submitted by the Company.

Exploration Program

The company plans a two-phased exploration program. The initial phase consisted of 360m of diamond drilling utilizing a larger drill rig along with property scale exploration as well as follow up of the previously delineated Nga Mu Gyi gold zone and a number of other gold anomalies on the concession. The budget for the initial phase of exploration is $230,000 U.S. Contingent upon exploration success; an additional 4,000 meters of drilling are planned in the second phase of exploration. Estimated expenditures for phase two is $650,000 U.S. The estimated expenditures for phase three will be $870,000 U.S. Phase three will be carried out based on positive results from phase two and the Company feels that the expenditures are warranted.

An experienced Canadian geologist resident in Myanmar will supervise the drilling program. Jet Gold has received a comprehensive 43-101 report on the property which is available on SEDAR and the company's website (www.jetgold.com).

Exploration Results

Geological mapping was completed on the concession. The most significant result of this mapping was the identification of a northeast trending, folded and faulted Cretaceous limestone ridge. Prospecting this ridge identified the presence of brecciated limestone, argillaceous limestone and minor interbedded sandstone. Analyses of rock samples collected from Yanbo Ridge returned anomalous gold values in the range of 150 parts per billion to 1,850 ppb (1,000 ppb is equal to one gram per tonne). Heavy mineral samples collected from streams draining the flanks of the limestone ridge returned values ranging from 50 to 41,666 ppb gold. These gold values from heavy mineral samples should be considered only qualitative indications of the presence of gold. Some of these heavy mineral samples were taken from streams draining only the limestone area. However, other heavy mineral sample results may reflect remnants of tertiary gold-bearing gravel deposits preserved intermittently along some streams in the limestone area, as such these results are ambiguous as to the exact source of the gold. ICP testing of some rock samples from this area returned trace antimony values. Obviously, a great deal of exploration is required in this area.

Set Ga Done

The Set Ga Done gold zone is a near vertical fracture and fault system that extends a minimum of 700 metres on surface before disappearing beneath alluvial cover toward the northwest and the Yanbo Ridge. Previous diamond drilling was attempted on the property on several occasions using a lightweight drilling rig, which partially penetrated this zone, intersected 9.80 g/t over 4.77 metres before entering an open stope for 2.44 metres with some recovery of core after that that analyzed 8.48 g/t before the hole was abandoned. While these results cannot characterize the entire zone they were deemed encouraging.

The diamond drilling on the Set Ga Done gold zone undertaken this year succeeded in penetrating the entire mineralized section of this zone in Triassic volcanics only once in the five attempts to do so. In hole SG-1, 23.5 metres of mineralization from 97.4 to 117.0 metres were intersected. However, due to the extreme core loss in this interval the gold results obtained are not considered representative. The best core intersection recovered was from a 2.2-metre interval from 109.20 to 111.40 metres, which returned a gold value of 2,300 parts per billion. The true width of this zone is estimated at 15.5 metres. The remaining holes were not successful in penetrating the mineralized zone due to drilling problems in the highly fractured, sheared and altered nature of the host volcanic rock units. ICP assay results indicate that Set Ga Done gold zone is enriched in arsenic and antimony. The Set Ga Done gold zone may be a feeder system for the overlying Cretaceous carbonates.

During the current work season work preformed to date consisted of line cutting, soil sampling and leveling of grid lines. The work preformed was to determine if parallel gold veins occur nearby. Three lines were cut each two kilometers long and centered on the known zone. It was determined that there are no apparent new prospective gold zones in the Set Ga Done. The Set Ga Done still remains the most promising gold occurrence on the block. A camp has been constructed for the drill crew and wooden core boxes have been built.

Nga Mu Gyi

Soil sampling at the Nga Mu Gyi zone returned anomalous gold-in-soil values ranging from 145 to 700 ppb. Plotting of these results on a grid of the area indicates an extension of this zone for 175 metres. This zone remains open toward the east. Previous surface mining during the period 1987 to 1993 along 50 metres of this zone by artisanal miners reported occasional coarse visible gold from this zone.

During the current work season work preformed to date consisted of detailed soil sampling, mapping and trenching. A total of eight trenches were complete and was useful as a cost-effective method of evaluating the site. Vegetation was cleared form the former mining site and the location of all shafts and pits were mapped. Local residents who formerly worked at the site reported that the vein was very rich, but narrow (15cm or so) and the best gold was found at depth.

Cretaceous sedimentary rocks

Prospecting and sampling continued in this area to determine if there is any indication of "Carlin-Type" gold mineralization.

Other areas
There is another target area indicated by heavy mineral and rock sampling in the northeast part of the concession. This anomaly occurs along the contact between granite and limestone. Initial prospecting in this area returned geochemically anomalous gold values from rock samples ranging from 250 to 650 ppb. Heavy mineral sample results from the area range from 950 ppb to 9,500 ppb. Follow-up exploration is required in this area.

Prospecting and geological mapping continued on other areas of the block. We have discovered a new zone between the Set Ga Dona and the Nga Mu Gyi. It appears to be as strongly mineralized as these zones.

Temporary fly camps were established in Tongyauk Chaung to investigate remote parts of the Cretaceous sediments; at Man Pan to cover the extreme NE corner and in Taungme area in the SE corner.

The Company has been advised that the Myanmar Investment Commission has approved the importation of the diamond drill. Unfortunately the approval came too late for any drilling to be done during the 2005-06 exploration season and must now await the end of Monsoon season in Nov/Dec 2006.

Atlin Property - Canada

During the year the Company expended $43,090 on two claim groups in Northern British Columbia. The Boyer's Creek claim is located NW of Dease Lake, B.C. and the Constellation claim is located NE of Atlin B.C.

The Company's work program consisted of following up on high gold geochemical stream gold anomalies sampled and reported on the regional survey done by the B.C. government.

Subsequent to year end the Company exercised its right to acquire the 18 mineral claims. The property is comprised of a block of 18 claims that cover the highest gold sample taken by the BC

Geological Survey during its Atlin area Regional Geochemical stream silt Reconnaissance Survey. The sample was taken from the silts in Consolation Creek, which drains Surprise Mountain immediately northeast of the town of Atlin, B.C.

As part of the Agreement, the Company has also acquired two gold Placer Leases which overlie the hardrock claims. The area is highly prospective for placer gold as well. The valley has not been previously mined for placer gold on a large scale, probably due to the glacial cover that has numerous large boulders covering the underlying native streambed. The size of the boulders prevented early prospectors from accessing the underlying gravels. The Company expects that with the use of modern excavating equipment a placer mining operation is possible.

The company geological consultant, Alex Burton, P.Eng., has designed an exploration program for this summer, 2006, which includes the trenching of the property to expose bedrock and any possible gold ore bearing systems. This program will also test the placer gravels overlying the lode claims for gold content.

Winni Property – Canada

The Company terminated its option on the property and acquisition and exploration expenditures in the aggregate of $36,537 have been written off.

The Company had sent in an exploration team to evaluate the project and examine the veins. It was found that the veins were mesothermal veins, and not ephithermal, which extended the full length of the property. They are similar to the Dictator vein, which is located west of the Winni veins. There are a series of lineaments that are unexplored potential hosts to similar veins.

In addition a new series of veins were discovered to the east as a result of recent logging activity. These veins showed multiple stage quartz vein deposition typical of ephithermal vein systems. One vein traced 20 meters along strike and multistage vein float was discovered along strike about 200 meters from the discovery outcrop.

Stewart Property – Texas

The Company has elected to participate in a 2 ½% working interest in a drilling program for natural gas in a prospect known as the Stewart lease located in Goliad County, Texas. The project is comprised of 544 acres of leases in an area of current production of natural gas.

The Stewart No. 1 well is now on-line. The well commenced production on Feb. 8, 2006 at an initial flow rate of approximately 500,000 cubic feet per day. This flow rate will be adjusted after a steady state flow is obtained at an optimal rate.

Based upon flow tests conducted in December, 2005, anticipated initial production rates are between one million and 1.5 million cubic feet per day. Down hole log analysis indicates the well has similar characteristics as the Swickhiemer No. 2 well, located three-quarters of a mile to the southeast. This well produced 1.9 billion cubic feet of gas with initial production of greater than two million cubic feet per day.

Jet Gold Corp. has received confirmation from its operator of record, Horizon Industries Ltd., as well as from the Authorization for Expenditure (AFE), to drill the Stewart No. 2 well in Goliad

County, Texas. Horizon has finalized the drilling contract with Arrow Drilling, which propose to commence drilling operations within approximately 60 days.

The Stewart No. 2 well will be drilled to a total depth of 5,700 feet to test the next in a series of Middle Yegua 3-D seismic anomalies located on the Stewart leases. The amplitude in the Stewart No. 2 anomaly is stronger than that encountered in the Stewart No. 1 well, indicating higher porosity, inferring a greater resource.

Naskeena Coal Property –British Columbia

Jet Gold Corp. has acquired a large-scale coal property in Northern British Columbia which is 27 miles from the Terrace, B.C., railhead and about 100 miles from the Prince Rupert coal terminal. The 45-square-kilometre (17-square-mile) parcel of claims, known as the Naskeena property, has been estimated to hold approximately 240 million tons of coal. The company will be producing a new report, with the potential reserves as 43-101 compliant.

Despite its highly prospective nature, the property has never been exploited due to a mapping error. After an initial assessment in 1914, subsequent exploration errantly targeted ground to the west of the property resulting in only minor coal findings.

Over the past year, Jet Gold consultants more carefully researched old claims and identified the mapping error. They returned to the property as located on the original 1914 map and have confirmed the large-scale presence of coal.

According to the 1914 report by G.F. Monckton, the coal is high carbon content, with an average exceeding 75 per cent, with low ash and low sulphur content. The property stretches for 12 miles and is up to 2-1/2 miles wide. According to the initial report, much of the coal appears to sit close to the surface. Currently the property is bisected by a paved road, is 27 miles from the Terrace, B.C., railhead, the Company has a copy of the rail access, "Interim environmental impact study CN-Meziadin project mile 0-75," dated November, 1973 and a high-tension power line bisects the property.

The property, subject of a 1914 report, by geologist G.F. Monckton, ME, described two samples of coal as containing:
        COAL SAMPLES

Moisture
sample No. 1   2.0%   Sample No. 2   4.0%

Volatile
combustible
matter   3.75%   4.7%

Fixed carbon 75.7%   78.75%

Ash   15.0%   15.0%

Sulphur   0.5%   0.6%.

Reports from the Companies consultants describe the area where coal would be mined as adjacent to, but clear of, the Big Cedar River. A mine would be located to prevent environmental risk to the Big Cedar River, its tributaries and adjacent wetlands. The Big Cedar/River is in its own well-defined channel. There is up to two kilometres of potential mine able ground for over 10 kilometres of length on essentially flat ground totally clear of the Big Cedar River. Coals seams are exposed on surface in numerous areas across the claims.

Management will be analyzing various uses for the coal reserve from PCI uses as coking coal, thermal generation and electrical utility plants, coal gasification, and also the possibility of coal bed methane. Worldwide, coal-fired electrical generators produce a substantial portion of all electricity -- more than 40 per cent, topping all other sources. Moreover, new clean-coal technologies are expected to come on stream, a future factor that may lead to higher demand.

Exploration Program

The First Phase of exploration is budgeted at $20,000 and is to consist of initial mapping and map preparation to determine where the work program will take place. This includes the acquisition of air reconnaissance and satellite photos and the review of Ministry of Mines Reports for the property and surrounding area.

The Second and Third Phases budgeted at $40,000 and $100,000 respectively, will be initiated once results from Phase One have been obtained and analyzed.

The Second Phase is planned to consist of excavator trenching to expose the outcropping coal beds so that a drilling program can be laid out.

The Third Phase will consist of drilling to outline open pit mineable beds along with their thickness characteristics and potential open pit mining attributes.

With promising results, the option of further work and exploration will be carried out on the property during the 2006 season.

SELECTED ANNUAL INFORMATION

The following selected financial data have been prepared in accordance with Canadian generally accepted accounting principals and should be read in conjunction with the Company's audited financial statements. The following table sets forth selected financial data for the Company for and as of the end of the last three completed financial years to the year ended August 31.

Financial Year Ended	2005	2004	2003
Total revenue	Nil	Nil	Nil
Gain (Loss) before extraordinary items	(317,155)	(466,899)	339
(Loss) income per share – basic and diluted	($0.02)	($0.04)	$0.00
Net income (loss)	(317,155)	(466,899)	339
Net income (loss) per share – basic and diluted	($0.02)	($0.04)	$0.00
Total assets	791,343	656,075	278,290
Total long term financial liabilities	Nil	Nil	Nil
Cash dividends declared – per share	Nil	Nil	Nil

Overview

For the year ended August 31, 2003 the Company acquired the Set Ga Done property in Myanmar ($10,830) and no exploration work was done on the property. The Company expended $10,082 on the Spring property for total expenditures of $47,613. For greater detail please see the Companies Audited Financial Statements dated August 31, 2002 and 2003 filed on SEDAR.

For the year ended August 31, 2004 the Company acquired the Ward property ($10,000) and had expenditures of $23,805. Subsequent to year end the Company terminated its option on the property and wrote off the property in the amount of $33,805. The Company also terminated it option on the Spring Property and wrote of $47,495. The Company's main exploration is on the Set Ga Don property and the Company expended $367,387. For greater detail please see the Companies Audited Financial Statements dated August 31, 2003 and 2004 filed on SEDAR.

During the year ended August 31, 2005 the Company the Company had property expenditures of $73,251 on the Set Ga Don. The Company acquired the Winni property for $17,600 and had exploration expenditures of $18,937 and also terminating the option agreement and thus writing off $36,537. The Company also had an option to acquire the Atlin property and did preliminary exploration of $20,694. Subsequent to year end the Company exercised its option to acquire the property. The Company also acquired a 2 ½% interest in a gas well in Texas. For greater detail please see the Companies Audited Financial Statements dated July 31, 2004 and 2005 filed on SEDAR.

Results of Operation for the quarter ended February 28, 2006 and the year ended August 31, 2005

This review of operations should be read in conjunction with the Audited Financial Statements of the Company for the years ended August 31, 2005 and 2004

Quarter ended May 31, 2006 Financial Results

Overview

For the period ending May 31, 2006 the Company incurred a loss of $279,441 ($0.02 per share) compared to a loss of $282,055 ($0.02 per share) for the period ended May 31, 2005. The decrease was mainly as a result of a decrease in stock based compensation of $24,702 and the Company wrote off the Winnie property in the amount of $36,537 in the period ended May 31, 2005.The Company expects to continue losses for Fiscal 2006 as it develops its mineral properties.

Expenses

General and administration expenses totaled $284,536 for the period ended May 31, 2006 compared to $248,940 for the period ended May 31, 2005. Details of the three largest general and administration are as follows:

Stock based compensation of $68,619 (2005 - $93,321) as a result of the Company issuing stock options under the option plan during the quarter.

Investor relations of $78,772 (2005 - $48,860) as a result of the Company signing a investor relations agreement.

Administration and Consulting fees of $50,000 (2005 - $50,380) consisted of management and consulting to an officer and director of the Company as a result of the activities of the Company. The Company expects to spend the same amount in the next quarter.

All other expenses are in the normal course of doing business.

<u>Other</u>

During the Quarter ended May 31, 2005 the Company abandoned the Winnie property and wrote off the property in the amount of $36,537.

2005 Financial results

<u>Overview</u>

For the year ended August 31, 2005 the Company had a net loss of $317,155 ($0.02 per share) compared to a net loss of $466,899 ($0.04per share) for the year ending August 31, 2004.The decrease in Fiscal 2005 was mainly as a result of a reduction in stock-based compensation of $105,062(2004 - $160,313)and write-off in mineral properties in the amount of $36,537 (2004 - $81,300).The Company expects to continue losses for Fiscal 2006 as it develops it's mineral properties.

<u>Expenses</u>

General and administration expenses totaled $291,207 for the year ended August 31, 2005 compared to $389,767 in the prior year. The largest five items for this fiscal year were stock-based compensation, investor relations, administration, legal auditing and accounting and consulting. Details of these five items are as follows:

Stock based compensation of $105,062 (2004 - $160,313) as a result of the Company continuing to issue stock options under the option plan.

Investor relations of $49,098 (2004 - $64,656) consist of $20,350 for promotions in trade magazines, web site development of $3,810 and in house investor relations of $25,437.In the prior year the Company had hired a investor relations firm, participated in a trade show in Calgary and other activities. Subsequent to year end the Company hired an investor relations firm on a month to month basis. The Company expects to continue its investor relations activities in the next fiscal year.

Administration of $48,000 (2004 - $48,800) for management consulting to an officer and director as a result of the activity of the Company. The Company expects to expend the same amount in the next fiscal year.

Legal, audit and accounting of $14,333 (2004 - $38,717) consists of $5,083 (2004 - $31,592) for legal fees as a result of the Companies activities in properties and financings and $9,250 (2004 - $7,125) for auditing and accounting.

Write off of mineral properties of $36,537 (2004 - $81,300). The option on the Winni property was not exercised and the Company had a write off of $36,537.During Fiscal 2004 the Spring property ($47,495) and the Ward property ($33,805) were also written off. The results the Company received on the work done did not warrant any further expenditures.

All other expenses are in the normal course of business.

SUMMARY OF QUARTERLY RESULTS

The following selected financial data have been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the Company's audited financial statements. The following is a summary of selected financial data for the Company for its eight completed financial quarters ending November 30, 2005. Each quarter of each financial year is shown on a quarterly basis.

Quarter Ended Amounts in 000's	May 31, 2006	February 28, 2006	Nov. 30, 2005	August 31, 2005	May 31, 2005	February 28,2005	Nov. 31,2004	August 31,2004
Revenue	-	-	-	-	-	-	-	-
Loss before extraordinary items	(136.9)	(45.4)	(97.3)	(35.2)	(53.2)	(115.0)	(113.8)	(182.6)
Loss per share –basic and diluted	(0.01)	(0.00)	(0.01)	(0.00)	(0.00)	(0.01)	(0.01)	(0.02)
Net loss	(136.9)	(45.40	(97.3)	(35.2)	(53.2)	(115.0)	(113.8)	(182.6)
Net loss per share – basic and diluted	(0.01)	(0.00)	(0.01)	(0.00)	(0.00)	(0.01)	(0.01)	(0.02)

During the quarters ending February 29, 2004 to November, 2004, the Company was consistent in its general and administration expenses. The increase in the net loss of the quarter ending August 31, 2004 was the result of $50,198 for option compensation expense for the quarter and mineral property write downs in the amount of $81,300. The increase in the net loss of the quarter ending November 30, 2004 was the result $62,419 for option compensation expense for the quarter.

During the quarters ending February 28, 2005 to May 31, 2006, the Company was consistent in its general and administration expenses. The increase in the net loss of the quarter ended February 28, 2005 was the result of the option issued during the period and option compensation expenses of $15,431 and write off of mineral properties in the amount of $36,537. The increase in the net loss of the quarter ending November 30, 2005 was the result $42,892 for option compensation expense for the quarter. The increase in the lose for the quartered ended May 31, 2006 was option compensation of $25,727 and investor relations of $43,772.

As the Company has not owned nor owns any revenue producing resource properties, no mining revenue has been recorded to date

LIQUIDITY AND CAPITAL RESOURCES

As of May 31, 2006 the Company has working capital of $793,539 (2005 - $370,874). This working capital amount does not include the advanced US$50,000 refundable performance bank guarantee to the government of Myanmar. The bank guarantee is included in Mineral Properties on the Company's Balance Sheet.

The Company has limited financial resources and has financed its operations primarily through the sale of its common shares. For the foreseeable future, the Company will need to rely on the sale of such securities for sufficient working capital and to finance its mineral property acquisition and exploration activities, and /or enter into joint venture agreements with third parties. As the Company does not generate any revenue from operations, the long-term profitability of the Company will be directly related to the success of its mineral property acquisition and exploration activities.

The Company announces on October 31, 2005 the closing of a private placement of 1,500,000 units at a price of $0.10 for proceeds of $150,000. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at a price of $0.12 for a period of one year and $0.15 for a period of two years from date of closing of the private placement. A finder's fee in the amount of $5,750 was paid.

On April 13, 2006 the Company closed a private placement of 2,250,000 units at a price of $0.25 for proceeds of $562,500. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at a price of $0.35 for a period of two years from date of closing of the private placement. The Company also paid a finders fee as follows; a cash payment of $45,000 and 225,000 options exercisable at 25 cents for two years from closing into units, comprising one share and one warrant exercisable into 35cents for two years from closing, payable to Max Capital Markets Ltd.

The Company will use the proceeds from the private placements for the next phase of exploration on the Atlin claims and the Naskeena coal property, and for general corporate purposes.

The Company has no long-term debt obligations.

SHARE CAPITAL

As of the date of this MD&A, the Company has 20,173,755 issued and outstanding common shares. The authorized share capital is unlimited no par value common shares.

	Shares	Amount
Balance, August 31, 2004	12,368,755	3,500,355
Issued for cash		
Exercise of options	200,000	30,000
Private placement	2,500,000	375,000
Issued for property	70,000	12,600
Fair value of options exercised	-	29,364
Balance, August 31, 2005	15,138,755	$ 3,947,319

Issued for cash					
Exercise of options			240,000		29,000
Private placement			1,500,000		150,000
Private placement			2,250,000		562,500
Exercise of warrants			595,000		70,400
Issued for property			450,000		129,500
Finders fees paid in cash			-		(50,750)
Fair value of options exercised			-		27,689
Balance, July 26, 2006			20,173,755	$	4,865,658

As of the date of this MD&A the Company had the following incentive stock options outstanding:

Exercise Price	Expiry Date	Outstanding August 31, 2005	Granted	Exercised	Expired/ Cancelled	Out-standing May 31 2006	Exercisable May 31, 2006
$0.15	October 27, 2008	400,000	-	100,000	-	300,000	300,000
$0.20	March 12, 2009	100,000	-	-	-	100,000	100,000
$0.20	March 26, 2009	50,000	-	-	-	50,000	50,000
$0.20	September 29, 2009	225,000	-	-	-	225,000	225,000
$0.20	December 31, 2009	75,000	-	-	-	75,000	75,000
$0.10	September 1, 2010		650,000	140,000	-	510,000	510,000
$0.13	March 6, 2011	-	100,000	-	-	100,000	100,000
$0.13	March 9, 2011	-	75,000	-	-	75,000	75,000
		850,000	825,000	240,000	-	1,435,00 0	1,435,000

As of the date of this MD&A the Company had the following share purchase warrants, enabling the holder to acquire further common shares as follows:

Exercise Price	Expiry Date	Outstanding August 31, 2005	Issued	Exercised	Expired	Outstanding July 26, 2006
$0.25	November 25, 2005	567,500	-	-	567,500	-
$0.25	November 25, 2005	1,156,250	-	-	1,156,250	-
$0.25	December 20, 2006*	1,650,000	-	-	-	1,650,000
$0.25	December 20, 2006*	850,000	-	-	-	850,000
$0.12/$0.15	Oct,28,2006/2007	-	1,500,000	595,000	-	905,000
$0.35	April 13, 2008	-	2,250,000	-	-	2,250,000
		4,223,750	3,750,000	595,000	1,723,750	5,655,000

* The Company received TSX Venture Exchange approval to extend the expiry date of 2,500,000 warrants that were to expire on December 20, 2005 and February 4, 2005. The new expiry date is December 20, 2006 and the exercise price will remain at $0.25 per warrant.

RELATED PARTY TRANSACTIONS

During the period ended May 31, 2006 and 2005 the Company entered into the following transactions with related parties.

Expenditure	May 31, 2006	May 31, 2005
Management contract	$47,500	45,000
Office lease	5,309	6,240

Management contracts entered into between Robert Card, President and Blaine Bailey, CFO were entered into in the normal course of business. Office rent was paid to a company controlled by the President of the Company

Directors and officers of the Company acquired an aggregate of 350,000 units of a private placement for proceeds of $35,000.

INVESTOR RELATIONS

The Company had entered into an investor relation's agreement with Syndicated Capital Corp. ("Syndicated") of Vancouver. A. Salman Jamal ("Jamal") is the principal of Syndicated and the contract is on a month to month basis at a fee of $5,000 per month. Jamal was granted 200,000 incentive stock options at an exercise price of 10 cents, exercisable on or before September 1 2010 with vesting of the initial 25 per cent of the options on December 1, 2005 and a further 25 per cent of the options each three – months thereafter.

APPROVAL

The Board of Directors of Jet Gold Corp. has approved the disclosures in this MD&A.

FORWARD LOOKING STATEMENTS

All statements in this report that do not directly and exclusively relate to historical facts constitute forward-looking statements. These statements represent the Company's intentions, plans, expectations and belief, and are subject to risk, uncertainties, and other factors of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements, as a result of new information, future events or otherwise.

RISKS AND UNCERTAINTIES

The Company's principal activity is mineral exploration and development. Companies in this industry are subject to many and varied kinds of risks, but not limited to, environmental, metal prices, political and economical.

One of the Company's mineral properties is located in Myanmar. As a portion of the Company's business is carried on in a foreign country it is exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but not limited to, terrorism, hostage taking, military repression, expropriation, changing tax laws, extreme fluctuations in currency exchange rates, high rates of inflation and labor unrest. Myanmar's status as a developing country may make it more difficult for the Company to obtain any required exploration financing for this project.

Changes, if any, in mining or investment policies or shifts in political attitude in Myanmar may adversely affect the Company's operations in these countries. Operations may be effected in varying degrees by government regulations with respect to, but not limited to restrictions on expropriation of property, foreign investment, maintenance of claims, environmental legalization, land use and land claims of local people.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company's operations.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property titles may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

The Company has no significant sources of operating cash flow and no revenue from operations. Additional capital will be required to fund the Company's exploration program. The sources of funds available to the Company are the sale of marketable securities, sale of equity capital or the offering of an interest in its project to another party. There is no assurance that it will be able to obtain adequate financing in the future or that such financing will be advantageous to the Company.

The property interests owned by the Company or in which it has an option to earn an interest are in the exploration stages only, are without known bodies of commercial mineralization and have no ongoing mining operations. Mineral exploration involves a high degree of risk and few properties, which are explored, are ultimately developed into producing mines. Exploration of the Company's mineral exploration may not result in any discoveries of commercial bodies of mineralization. If the Company's efforts do not result in any discovery of commercial

14

mineralization, the Company will be forced to look for other exploration projects or cease operations.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous materials and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties in which it previously had no interest. The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liabilities to the Company.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, short term investments, prepaid expenses and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

Additional information on the Company available through the following source: www.sedar.com.

Form 52-109F2 *Certification of Interim Filings*

I, **Robert L. Card, President** of **Jet Gold Corp.** certify that:

1.   I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Jet Gold Corp. (the issuer) for the interim period ending May 31, 2006;

2.   Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.   Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.   The issuer's other certifying officers and I am responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a)   designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: July 26, 2006

"Robert L Card"
President

Form 52-109F2 *Certification of Interim Filings*

I, **Blaine Y. Bailey, CFO** of **Jet Gold Corp Corp.** certify that:

1.   I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Jet Gold Corp. (the issuer) for the interim period ending May 31, 2006;

2.   Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.   Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.   The issuer's other certifying officers and I am responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

    (a)   designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

Date: July 26, 2006

"Blaine Y. Bailey"
CFO